# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 1stdibs.com, Inc., CIK 0001600641
CUSIP: 320551104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 300 Park Avenue South, 10th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 10/15/2026
Amends the filing with accession number 0001104659-25-115101
Filed by CIK 0002022852
Persons authorized to receive notices and communications: Emily Pankow, 800 Third Avenue, Fifth Floor, New York, New York (NY), 10022, 212.373.8422

## Reporting persons
- John A. Catsimatidis Jr. (CIK 0002022852): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,635,385; shared voting power 0; sole dispositive power 2,635,385; shared dispositive power 0; aggregate amount beneficially owned 2,635,385 (7.8% of the class)
- Red Apple Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,635,385; shared voting power 0; sole dispositive power 2,635,385; shared dispositive power 0; aggregate amount beneficially owned 2,635,385 (7.8% of the class)
- United Acquisition Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,635,385; shared voting power 0; sole dispositive power 2,635,385; shared dispositive power 0; aggregate amount beneficially owned 2,635,385 (7.8% of the class)
- United Refining, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,635,385; shared voting power 0; sole dispositive power 2,635,385; shared dispositive power 0; aggregate amount beneficially owned 2,635,385 (7.8% of the class)
- John A. Catsimatidis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,635,385; shared voting power 0; sole dispositive power 2,635,385; shared dispositive power 0; aggregate amount beneficially owned 2,635,385 (7.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: 1stdibs.com, Inc.
Address of issuer's principal executive offices: 300 Park Avenue South, 10th Floor, New York, New York (NY), 10010
Comment:
This Amendment No. 1 (this "Amendment") is being filed by John A. Catsimatidis Jr., United Refining, Inc. ("United Refining"), United Acquisition Corp. ("United Acquisition"), Red Apple Group, Inc. ("Red Apple Group") and John A. Catsimatidis (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on November 21, 2025 (as amended, the "Schedule 13D") to reflect certain updates to the information previously reported.

The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares beneficially owned by the Reporting Persons and held by United Refining were purchased by United Refining with working capital* in open market purchases. The aggregate purchase price of the 2,635,385 Shares beneficially owned by the Reporting Persons is approximately $13,216,097.15, including brokerage commissions.

* Although United Refining is an operating company with a principal business concerning the refining and marketing of petroleum products, United Refining also regularly invests in securities and uses its cash flow and proceeds for such investment purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is calculated based on 33,615,293 Shares outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2026, filed with the SEC on August 5, 2026.

As of the date hereof, 2,635,385 Shares were held by United Refining. As a result, United Refining beneficially owns these 2,635,385 Shares, representing approximately 7.8% of the Shares outstanding. As of the date hereof, United Acquisition, as the sole owner of United Refining, may be deemed to beneficially own these 2,635,385 Shares, representing approximately 7.8% of the Shares outstanding. As of the date hereof, Red Apple Group, as the sole owner of United Acquisition, may be deemed to beneficially own these 2,635,385 Shares, representing approximately 7.8% of the Shares outstanding. As of the date hereof, Mr. Catsimatidis Jr., as the President and Chief Operating Officer of Red Apple Group, may be deemed to beneficially own these 2,635,385 Shares, representing approximately 7.8% of the Shares outstanding. As of the date hereof, Mr. Catsimatidis, as the sole director, Chairman and Chief Executive Officer of Red Apple Group, may be deemed to beneficially own these 2,635,385 Shares, representing approximately 7.8% of the Shares outstanding.

Mr. Catsimatidis Jr. is also the President and Chief Operating Officer of United Acquisition and the President and Chief Operating Officer of United Refining, and may be deemed to beneficially own the Shares beneficially owned by each of United Acquisition and United Refining. Mr. Catsimatidis is also the sole director, Chairman and Chief Executive Officer of United Acquisition and the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining, and may be deemed to beneficially own the Shares beneficially owned by each of United Acquisition and United Refining.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

United Refining has the sole power to vote or direct the vote of 2,635,385 Shares. United Refining has the shared power to vote or direct the vote of 0 Shares. United Refining has the sole power to dispose or direct the disposition of 2,635,385 Shares. United Refining has the shared power to dispose or direct the disposition of 0 Shares.

United Acquisition is the sole owner of United Refining. United Acquisition, solely in its capacity as the sole owner of United Refining, has the power to direct United Refining to vote or direct the vote of 2,635,385 Shares. United Acquisition has the shared power to vote or direct the vote of 0 Shares. United Acquisition, solely in its capacity as the sole owner of United Refining, has the power to direct United Refining to dispose or direct the disposition of 2,635,385 Shares. United Acquisition has the shared power to dispose or direct the disposition of 0 Shares.

Red Apple Group is the sole owner of United Acquisition. Red Apple Group, solely in its capacity as the sole owner of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 2,635,385 Shares. Red Apple Group has the shared power to vote or direct the vote of 0 Shares. Red Apple Group, solely in its capacity as the sole owner of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 2,635,385 Shares. Red Apple Group has the shared power to dispose or direct the disposition of 0 Shares.

Mr. Catsimatidis Jr. is the President and Chief Operating Officer of each of Red Apple Group, United Acquisition and United Refining. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of Red Apple Group, has the power to direct Red Apple Group, solely in its capacity as the sole owner of United Acquisition, to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 2,635,385 Shares. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 2,635,385 Shares. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of United Refining, has the power to direct United Refining to vote or direct the vote of 2,635,385 Shares. Mr. Catsimatidis Jr. has the shared power to vote or direct the vote of 0 Shares.

Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of Red Apple Group, has the power to direct Red Apple Group, solely in its capacity as the sole owner of United Acquisition, to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 2,635,385 Shares. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 2,635,385 Shares. Mr. Catsimatidis Jr., solely in his capacity as the President and Chief Operating Officer of United Refining, has the power to direct United Refining to dispose or direct the disposition of 2,635,385 Shares. Mr. Catsimatidis Jr. has the shared power to dispose or direct the disposition of 0 Shares.

Mr. Catsimatidis is the sole director, Chairman and Chief Executive Officer of each of Red Apple Group and United Acquisition. Mr. Catsimatidis is the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman and Chief Executive Officer of Red Apple Group, has the power to direct Red Apple Group, solely in its capacity as the sole owner of United Acquisition, to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 2,635,385 Shares. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman and Chief Executive Officer of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to vote or direct the vote of 2,635,385 Shares. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining, has the power to direct United Refining to vote or direct the vote of 2,635,385 Shares. Mr. Catsimatidis has the shared power to vote or direct the vote of 0 Shares.

Mr. Catsimatidis, solely in his capacity as the sole director, Chairman and Chief Executive Officer of Red Apple Group, has the power to direct Red Apple Group, solely in its capacity as the sole owner of United Acquisition, to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 2,635,385 Shares. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman and Chief Executive Officer of United Acquisition, has the power to direct United Acquisition, solely in its capacity as the sole owner of United Refining, to direct United Refining to dispose or direct the disposition of 2,635,385 Shares. Mr. Catsimatidis, solely in his capacity as the sole director, Chairman, Chief Executive Officer and Treasurer of United Refining, has the power to direct United Refining to dispose or direct the disposition of 2,635,385 Shares. Mr. Catsimatidis has the shared power to dispose or direct the disposition of 0 Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Each of United Acquisition, Red Apple Group and Messrs. Catsimatidis Jr. and Catsimatidis has not entered into any transactions during the past sixty (60) days. The transactions in the Shares by United Refining during the past sixty (60) days are set forth in Exhibit 99.1 and are incorporated herein by reference. All such transactions were effected in the open market through a broker.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Transactions in Issuer Securities During the Past Sixty (60) Days.

## Signatures
- John A. Catsimatidis Jr.: /s/ Emily Pankow, Emily Pankow, Attorney-in-Fact for John A. Catsimatidis Jr. (10/19/2026)
- Red Apple Group, Inc.: /s/ Emily Pankow, Emily Pankow, Authorized Signatory (10/19/2026)
- United Acquisition Corp.: /s/ Emily Pankow, Emily Pankow, Authorized Signatory (10/19/2026)
- United Refining, Inc.: /s/ Emily Pankow, Emily Pankow, Authorized Signatory (10/19/2026)
- John A. Catsimatidis: /s/ Emily Pankow, Emily Pankow, Attorney-in-Fact for John A. Catsimatidis (10/19/2026)